

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 16, 2018

Aaron Skonnard
Chief Executive Officer
Pluralsight, Inc.
182 North Union Avenue
Farmington, UT 84025

> **Re: Pluralsight, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 20, 2017**
> **CIK No. 0001725579**

Dear Mr. Skonnard:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1.   Please clarify that you will be a holding company and that, upon consummation of this offering and the application of the proceeds therefrom, your principal asset will be the LLC Units that you purchase from Pluralsight Holdings, LLC. Disclose the resulting percentage economic interest you will hold in Pluralsight Holdings, LLC, and explain that the purchasers in this offering will thus indirectly have a minority economic interest in Pluralsight Holdings, LLC. Further, provide the aggregate voting power of your capital stock that will be held by the Members of Pluralsight Holdings, LLC, other than Mr. Skonnard following the offering.

Prospectus Summary

Overview, page 1

2.   Your statistic regarding the increase in billings from 2017 Fortune 500 customers
        suggests that the rate of improvement from 2013 to 2016 was driven only by an increase
        in sales to 2017 Fortune 500 customers that have been your customers since 2013. Please
        revise to clarify that it includes billings to "new 2017 Fortune 500 customers that [you]
        acquired after 2013," as disclosed on page 83. In this regard, we note that you also
        disclose this statistic in connection with your discussion of increasing sales to existing
        customers on page 115.

Industry Background, page 3

3.   Please identify the industry sources from which you derived statistics indicating the better
        overall performance that results from a high level of employee skill development. To the
        extent the names and dates of the underlying studies and reports are not reflected in the
        "Market, Industry, and Other Data" section of the prospectus, please revise.

Key Benefits of Our Platform, page 7

4.   To support your statement that your pricing model provides a "significant cost
        advantage" compared to traditional offerings, you contrast your published pricing ranges
        for individual and business subscriptions with a third-party's calculation of the average
        amount per employee that organizations spent on direct learning expenditure in 2016.
        We note, however, that a subscription to your platform is limited to learning solutions for
        technology subject areas, whereas the third-party report's calculation of average "direct
        learning expenditure" per employee presumably encompasses organizational spend on all
        types of learning. Further, in light of the report's focus on business expenditure, it does
        not appear that the price of an annual individual subscription to your platform is relevant
        to this comparison. Please revise.

Summary of the Reorganization Transactions and the Offering Structure, page 11

5.   Please revise to provide a definition of "economic interest."

6.   Footnote 1 to the organizational chart on page 13 indicates that certain former LLC
        members will exchange their LLC units for Class A common stock in Pluralsight, Inc. as
        part of the reorganization transactions. You do not appear, however, to address this
        exchange transaction in your summary of the reorganization transactions. Please revise
        as appropriate. In addition, with respect to this exchange, please advise of the exemption
        from registration being relied upon and file the exchange agreement as an exhibit.

The Offering, page 16

7.   Please disclose the combined voting power of the executive officers, directors, and persons holding more than five percent of your Class A, Class B, or Class C common stock following the offering.

Risk Factors, page 24

General

8.   Please advise whether you will be a controlled company under the rules of the applicable stock exchange. If so, please provide risk factor disclosure of this status and the corporate governance exemptions available to you as a controlled company. We note from the disclosure regarding your board of directors beginning on page 125 that it appears you do not currently intend to rely on any corporate governance exemptions available to controlled companies, but given that you could decide to do so in the future, disclosure regarding your controlled company status and the related risks appears appropriate.

Risks Related to Our Class A Common Stock, page 47

9.   Please add a risk factor highlighting that your amended and restated bylaws will contain an exclusive forum provision for a state or federal court located within the State of Delaware. In this regard, we note your disclosure on page 155.

"Some provisions of Delaware law and our amended and restated . . . ," page 51

10.   Please disclose here that your amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause, and clarify that your amended and restated bylaws will prohibit stockholders from calling a special meeting of the stockholders. In this regard, we note your disclosure on page 155.

Use of Proceeds, page 61

11.   Please advise whether a portion of the net proceeds may be used to make cash payments to the Members of Pluralsight Holdings, LLC, pursuant to the Tax Receivable Agreement or pursuant to your option to make cash payments to the Members upon their election to exchange their LLC Units for newly issued shares of Class A common stock. To the extent you may use, or may cause Pluralsight Holdings, LLC to use, the net proceeds for these purposes, please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 85

12.   You disclose on page 26 that you are dependent on business customer renewals, and you state on page 8 that you have a "high level" of customer retention. Please tell us what metrics you use to monitor business customer retention and revise to disclose such metrics for each period presented. Further, tell us whether you track the rate of conversion of individuals and businesses to paid customers, and if so, explain how you concluded that disclosure of such conversion rates is not material to an understanding of your business and operating results. In this regard, we note your disclosure on pages 3 and 106 that you offer free trials to individuals and information on your website that you offer pilots to businesses.

Results of Operations

Nine Months Ended September 30, 2016 and September 30, 2017

Revenue, page 89

13.   You state that the increase in revenue "was primarily due to increased subscription sales to business customers, including larger enterprises." Please revise to separately quantify the contribution of sales to existing customers and sales to new customers to this result, in each case to the extent material. In this regard, we note your disclosure on page 85 that billings reflect subscription renewals and "upsells" to existing customers plus sales to new customers. Refer to Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Operating Expenses

General and Administrative, page 90

14.   Please explain further the nature and business purpose of the $9.1 million compensation charge associated with a sale of common units held by an affiliate of one of your co-founders to certain existing investors at a price in excess of fair value and the $2.1 million charge related to the conversion of common units in the nine months ended September 30, 2017. In addition, please provide the accounting guidance you relied upon to give classification and recognition to these transactions and discuss how you determined the fair value(s) of the transactions.

Critical Accounting Policies and Estimates

Equity-Based Compensation, page 98

15.   Please revise to define and explain what constitutes a "qualifying liquidity event."

Content Library, Intangible Assets, and Goodwill, page 100

16.   Please disclose the amount or percentage by which the fair value of your goodwill exceeded the book value as of your most recent impairment test.

Business

Customers, page 119

17.   Your discussion of the size of your customer base is limited to the number of users on your platform as of September 30, 2017. To contextualize your disclosure regarding the growth of your business, please disclose the number of business customers and individual customers for each period presented. Further, since you are particularly focused on attracting large enterprise customers, disclose the number of such customers, as well as the percentage of billings derived therefrom, for each period presented. In this regard, we note from your disclosure on page 114 that your Fortune 500 customers represented approximately 20% of your billings from business customers in the nine months ended September 30, 2017, and that you "are only beginning to penetrate [y]our market opportunity, particularly with Global 2000 enterprise customers," as stated on page 85.

18.   Your billings and revenue for the nine months ended September 30, 2017, suggest that the average annual price of a business subscription is substantially lower than $699 per user. In this regard, we note your disclosure on pages 84 and 85 indicates that you offer "more favorable pricing terms in exchange for the higher volumes of users that accompany enterprise-wide deployments." For further insight into the composition of your customer base as well as your strategy for attracting new business customers and expanding deployments within existing business customers, please provide the number of business users and individual users for each period presented. In addition, disclose the extent to which individual customers opt for monthly versus annual subscriptions, and clarify that the price of individual monthly and annual subscription plans is $29 and $299, respectively.

Management

Board Committees

Nominating and Corporate Governance Committee, page 128

19.   Please specify the phase-in rule of the applicable exchange to which you refer generally, and explain the conditions under which it can be used. Further, identify Mr. Duncan as the non-independent director to whom this disclosure relates. Refer to Instruction 1 to Item 407(a) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 142

20.   Please disclose the names of the Members who will be party to the Fourth Amended and Restated LLC Agreement and Tax Receivable Agreement and who are deemed to be related persons. Refer to Item 404(a) and Instruction 1 to Item 404(a) of Regulation S-K.

Consolidated Financial Statements of Pluralsight Holdings, LLC

Notes to the Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-15

21.   Please explain how you are accounting for the favorable pricing terms used for higher volume users noted on page 85. In this regard, please also explain how any discounts are accounted for over the term of customer relationships and arrangements.

Note 8. Equity-Based Compensation, page F-30

22.   Please revise to provide the weighted average estimated per unit fair value or a range of the estimated per unit fair value of the underlying units used to calculate the fair value of your employee incentive units and restricted share units granted. Refer to 718-10-50-2(f)(2).

23.   With regard to the Incentive Units, please tell us how you have complied with the disclosures required by ASC 505-10-50-3, or revise accordingly.

Item 16. Exhibits and Financial Statement Schedules, page II-2

24.   Please file the 2018 Executive Bonus Plan that was adopted by your board of directors in December 2017 as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

<u>General</u>

25.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

26.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

    You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                    Sincerely,

                                    /s/ Katherine Wray

                                    Katherine Wray
                                    Attorney-Adviser
                                    Office of Information
                                    Technologies and Services

cc: Robert G. Day
       Allison B. Spinner
       Rezwan D. Pavri
       Wilson Sonsini Goodrich & Rosati, P.C.